PROCTOR360 INC
Profit and Loss
January - December 2023

	Total
Income	
Services	440,019.88
Total Income	**$ 440,019.88**
Gross Profit	**$ 440,019.88**
Expenses	
Advertising & Marketing	49,093.48
Bank Charges & Fees	257.99
Contractors	22,065.01
Dues & subscriptions	8,116.96
Insurance	2,564.28
Legal & Professional Services	117,198.57
Meals & Entertainment	953.33
Office Supplies & Software	52,679.04
Other Business Expenses	66,297.52
Payroll Tax Expenses	43,770.40
Payroll Wage Expenses	147,549.93
Printing and Stationery	1,422.03
QuickBooks Payments Fees	1,570.61
Reimbursable Expenses	1,718.40
Rent & Lease	7,500.00
Research & Development	47,688.31
Shipping , Freight and Delivery	4,391.02
Taxes & Licenses	3,750.00
Travel	6,100.59
Lodging	827.94
Total Travel	**$ 6,928.53**
Utilities	1,610.40
Web hosting	32,439.45
Total Expenses	**$ 619,565.26**
Net Operating Income	**-$ 179,545.38**
Net Income	**-$ 179,545.38**

Saturday, Aug 10, 2024 07:48:12 AM GMT-7 - Accrual Basis